November 7, 2005

Ms. Janice McGuirck
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Mail Stop 3561

RE: SuperDirectories, Inc.
Registration Statement 10-SB
File No. 0-51533

Dear Ms. McGuirck:

We are writing to advise you of the Company’s intention to file an amendment to its Form 10-SB Registration Statement, File No. 0-51533 and to respond to Comment 1 in your letter of October 20, 2005.

We have been engaged as counsel to the Company since October 20, 2005, and we did not participate in the preparation of the subject Form 10-SB.

The Company believes it is in the best interests of its shareholders to pursue registration of its securities under the 1934 Act. Therefore, the Company has asked us to respond to your preliminary Comment No. 1 and to file an Amendment to the Form 10-SB as soon as practicable, embodying the responses which will be forthcoming from Counsel, the Company and its accounting firm.

If the registration statement becomes effective by operation of law while an Amendment is either on file or imminent, we hope that the Staff and the Commission will review the Amended registration statement and our responses to your initial comments prior to recommending or taking any action.

General

1. As disclosed in the registration statement, during the three years ending September 30, 2005 the Company sold restricted shares of its common stock to investors. It is the Company’s opinion that these issues were exempt from registration under Section 5 of the Securities Act of 1933:

Ms. Janice McGuirck
November 7, 2005

a. shares issued to United States investors were exempt by the provisions of Section 504 of the Regulation D – Sales of $56,100 to 25 investors in 9 states; and

b. shares sold to offshore investors were exempt by the provisions of Regulation S.

Although we believe the exemptions are applicable, the Company is concerned that it may not have complied fully with the regulatory process. Therefore, we have taken the following steps:

a. A Form D has been filed with the Commission covering the $56,100 sales to United States persons (copy attached), and filings are being made in the states where purchasers reside as may be required. While the filing of Form D is not required to preserve the exemption (Release No. 33-7644, Footnote 7), the Company believes it is appropriate to do so. The Regulation D exemption and appropriate state filings will protect the Company against state claims, if any should arise

b. Canadian and other non-United States purchasers have been offered the right to rescind and receive a return of their full purchase price. As of this date, no shareholder has accepted the offer of refund and rescission. The Company expects to complete its canvassing of foreign shareholders by the time of filing an amended Form 10-SB and fully expects to report therein that no rescission offers have been accepted and that all purchasers have signed a document in conformity with the provisions of Regulation S, sufficient to resolve the Company’s concerns described below.

The Company’s concerns are (1) that there was not sufficient attestation by the foreign purchasers that they were not United States persons as defined in and required by Regulation S and that they were bound by the resale provisions of Regulation S, (2) that the restrictive legend on the certificates was insufficient and (3) that the Company was bound to place Stop Transfer Orders on any attempted sale outside the provisions of Regulation S. Replacement certificates will be issued to all foreign shareholders bearing an appropriate legend and Stop Transfer Orders will be placed with the Transfer Agent.

As noted above, nobody has yet rescinded, and only 60 shareholders have not been heard from. Even if all of them were to rescind, the cost to the Company would not exceed $120,000, a sum which would not adversely affect its capital position. There would be no capital impairment as sufficient cash is on hand to make any payments. Payment will be made to any rescinding shareholders promptly upon receipt of notice from them. None of the purchasers to whom the rescission offer is being made are officers, directors or 10% holders. Similarly, no remedy under state law is available to them for sales pursuant to Regulation S.

Ms. Janice McGuirck
November 7, 2005

We are working with management and the accounting firm to forge responses to your additional comments including revisions to financial statements as may be required. Where appropriate, revised language, in keeping with your comments, will be included in the next filing. A timely amendment will be filed, and appropriate responses made to your comments in your letter of October 20, 2005 to the Company.

If you have any questions or comments, please contact the undersigned at 412-803-3690 (telephone), 412-803-3678 (fax) or cbj@gmwpclaw.com (email).

Very truly yours,

GRIFFITH, McCAGUE & WALLACE, P.C.

/s/ Charles B. Jarrett, Jr.
Charles B. Jarrett, Jr.

CBJ/hma

APPENDIX									
1	2		3	4				5	
	Intend to sell to non-accredited investors in State (Part B-Item 1)		Type of security and aggregate offering price offered in state (Part C-Item 1)	Type of investor and amount purchased in State (Part C-Item 2)				Disqualification under State ULOE (if yes, attach explanation of waiver granted) (Part E-Item 1)	
State	Yes	No		Number of Accredited Investors	Amount	Number of Non-Accredited Investors	Amount	Yes	No
WY									
PR									

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